Exhibit 99.1

Höegh LNG Partners LP Reports Financial Results for the Quarter Ended June 30, 2017

HAMILTON, Bermuda, August 24, 2017 /PRNewswire/ — Höegh LNG Partners LP (NYSE: HMLP) (the "Partnership") today reported its financial results for the quarter ended June 30, 2017.

Highlights

•	Reported total time charter revenues of $35.0 million for the second quarter of 2017 compared to $22.8 million of time charter revenues for the second quarter of 2016
•

Generated operating income of $23.1 million, net income of $12.2 million and partners' interest in net income of $9.4 million for the second quarter of 2017 compared to operating income of $11.3 million, net income of $4.1 million and partners' interest in net income of $4.1 million for the second quarter of 2016; operating income, net income and partners' interest in net income were impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures in the second quarter of 2017 and 2016

•	Excluding the impact of the unrealized losses on derivatives for the three months ended June 30, 2017 and 2016 affecting the equity in earnings (losses) of joint ventures, operating income for the three months ended June 30, 2017 would have been $23.9 million, an increase of $8.4 million from $15.5 million for the three months ended June 30, 2016
•	Generated Segment EBITDA[1] of $29.6 million for the second quarter of 2017 compared to $24.3 million for the second quarter of 2016
•	On August 14, 2017, paid a $0.43 per unit distribution with respect to the second quarter of 2017, equivalent to $1.72 per unit on an annualized basis
•	On August 24, 2017, the Partnership announced its subsidiary had entered into a term-sheet to acquire an additional 23.5% interest in each of the joint ventures owning the FSRUs Neptune and GDF Suez Cape Ann and 23.5% of the related outstanding shareholder loans.

Richard Tyrrell, Chief Executive Officer and Chief Financial Officer stated: “In the second quarter, our strong operational performance enabled us to generate positive financial results while we carried out the planned maintenance on the Höegh Gallant. Our long-term, fixed rate contracts continued to deliver strong cash flows and to support the Partnership’s distribution to our unitholders.

Additionally, I am delighted to announce the entry into a term-sheet with MOL for the acquisition of a further 23.5% of the joint venture companies that own the FSRUs Neptune and GDF Suez Cape Ann. The FSRUs have a minimum of 12 and 13 years remaining on their contracts, respectively. As with the recently announced strategic alliance between Höegh LNG and Qatar’s Nakilat, the Partnership’s proposed transaction with MOL demonstrates the ability of the Partnership and Höegh LNG to pursue diverse, value-generating FSRU opportunities to supplement our robust core pipeline.”

Financial Results Overview

As of January 1, 2017, the Partnership began consolidating Höegh LNG Colombia Holding Ltd., the owner of the entities that own and operate the Höegh Grace (the “Höegh Grace entities”) as a result of the acquisition of a 51% interest in the Höegh Grace entities. The revenues, expenses and net income in the consolidated income statement include 100% of the results of the Höegh Grace entities. This is reduced by the non-controlling interest in net income to arrive at the partners’ interest in net income which reflects the Partnership’s 51% interest in the net income of the Höegh Grace entities. Similarly, all of the assets and liabilities on the consolidated balance sheet include 100% of the Höegh Grace entities’ assets and liabilities. Total equity is split between partners’ capital (which includes the Partnership’s 51% interest in the net assets of the Höegh Grace entities) and the non-controlling interest. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in the Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA.

1 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.9 million and $0.8 million for the three months ended June 30, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended June 30, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.2 million for the three months ended June 30, 2017, (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.5) million for the three months ended June 30, 2017 and 2016, respectively, (v) non-cash revenue: tax paid directly by charterer of $(0.4) million for the three months ended June 30, 2017, or (vi) non-controlling interest: non-cash revenue of $0.2 million for the three months ended June 30, 2017.

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The Partnership reported net income for the three months ended June 30, 2017 of $12.2 million, an increase of $8.1 million from net income of $4.1 million for the three months ended June 30, 2016. The net income for both periods was impacted by unrealized gains and losses on derivative instruments mainly on the Partnership's share of equity in earnings (losses) of joint ventures.

Excluding all of the unrealized gains and losses on derivative instruments, partners' interest in net income for the three months ended June 30, 2017 would have been $10.0 million, an increase of $2.1 million from $7.9 million for the three months ended June 30, 2016. The increase for the three months ended June 30, 2017 was primarily due to the inclusion of the results of the Höegh Grace consolidated on January 1, 2017.

The partners’ interest in net income, which includes the Partnership’s 51% interest in the Höegh Grace entities, was $9.4 million for the three months ended June 30, 2017, an increase of $5.3 million from net income of $4.1 million for the three months ended June 30, 2016. Non-controlling interest in net income of $2.8 million was attributable to non-controlling interest for the 49% interest in the Höegh Grace entities not owned by the Partnership.

The PGN FSRU Lampung and the Höegh Grace were on-hire for the entire second quarter of 2017. The Höegh Gallant had 8 days off-hire due to scheduled maintenance in the second quarter of 2017 compared with 15 days off-hire for scheduled maintenance in the first quarter of 2016.

Equity in earnings of joint ventures was $1.6 million for the three months ended June 30, 2017, an increase of $3.5 million from equity in losses of $1.9 million for the three months ended June 30, 2016. The joint ventures own the Neptune and the GDF Suez Cape Ann. The increased earnings were mainly due to an unrealized loss of $0.8 million on derivative instruments in the Partnership’s share of the joint ventures for the three months ended June 30, 2017, compared to an unrealized loss on derivative instruments of $4.2 million for three months ended June 30, 2016. The joint ventures do not apply hedge accounting for interest rate swaps and all changes in fair value are included in equity in earnings (losses) of joint ventures. For the three months ended June 30, 2017, the Partnership’s share of operating income in the joint ventures was $5.8 million compared to $6.1 million for the three months ended June 30, 2016. The reduction was due in part to lower revenue as a result of lower recovery of cost incurred related to the operations of the Neptune in Turkey.

Operating income for the three months ended June 30, 2017 was $23.1 million, an increase of $11.8 million from operating income of $11.3 million for the three months ended June 30, 2016. Excluding the impact of the unrealized losses on derivative instruments on the equity in earnings (losses) of joint ventures, operating income for the three months ended June 30, 2017 would have been $23.9 million, an increase of $8.4 million from $15.5 million for the three months ended June 30, 2016. The increase for the three months ended June 30, 2017 was primarily due to the inclusion of the results of the Höegh Grace as a result of the acquisition in January 2017.

Segment EBITDA2 was $29.6 million for the three months ended June 30, 2017, an increase of $5.3 million from $24.3 million for the three months ended June 30, 2016.

Financing and Liquidity

As of June 30, 2017, the Partnership had cash and cash equivalents of $15.5 million and an undrawn portion of the $85 million revolving credit facility of $64.7 million. Current restricted cash for operating obligations of the PGN FSRU Lampung was $11.9 million and long-term restricted cash required under the Lampung facility was $14.1 million as of June 30, 2017. During the second quarter of 2017, the Partnership made quarterly repayments of $4.8 million on the Lampung facility, $3.3 million on the Gallant facility and $3.3 million on the Grace facility.

2 Segment EBITDA is a non-GAAP financial measure used by investors to measure financial and operating performance. Please see Appendix A for a reconciliation of Segment EBITDA to net income, the most directly comparable GAAP financial measure. Segment EBITDA does not include adjustments for (i) principal payment of direct financing lease of $0.9 million and $0.8 million for the three months ended June 30, 2017 and 2016, respectively, (ii) amortization in revenues for above market contracts of $0.9 million and $0.6 million for the three months ended June 30, 2017 and 2016, respectively, (iii) non-controlling interest: amortization in revenues for above market contracts of $0.2 million for the three months ended June 30, 2017, (iv) equity in earnings of JVs: amortization for deferred revenue of $(0.6) million and $(0.5) million for the three months ended June 30, 2017 and 2016, respectively, (v) non-cash revenue: tax paid directly by charterer of $(0.4) million for the three months ended June 30, 2017, or (vi) non-controlling interest: non-cash revenue of $0.2 million for the three months ended June 30, 2017.

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The Partnership’s book value and outstanding principal of total long-term debt including the was $557.3 million and $563.1 million, respectively, as of June 30, 2017, including long-term debt financing our FSRUs, and the revolving credit facility and seller’s credit note due to owners and affiliates. The long-term debt financing our FSRUs is repayable in quarterly installments of $11.4 million. This includes 100% of the long-term debt of the Höegh Grace entities which are consolidated. As of June 30, 2017, the Partnership’s total current liabilities exceeded total current assets by $22.5 million. This is partly a result of mark-to-market valuations of its interest rate swaps (derivative instruments) of $3.8 million and the current portion of long-term debt of $45.5 million being classified current while the restricted cash of $14.1 million associated with the Lampung facility is classified as long-term. The Partnership does not plan to terminate the interest rate swaps before their maturity and, as a result, the Partnership will not realize these liabilities. Further, the current portion of long-term debt reflects principal payments for the next twelve months which will be funded, for the most part, by future cash flows from operations. The Partnership does not intend to maintain a cash balance to fund the next twelve months’ net liabilities. The Partnership believes its current resources, including the undrawn balance under the revolving credit facility, are sufficient to meet the Partnership’s working capital requirements for its current business for the next twelve months.

As of June 30, 2017, the Partnership had outstanding interest rate swap agreements for a total notional amount of $434.8 million to hedge against the interest rate risks of its long-term debt under the Lampung, Gallant and Grace facilities. The Partnership applies hedge accounting for derivative instruments related to those facilities. The Partnership receives interest based on three month US dollar LIBOR and pays a fixed rate of 2.8%, 1.9% and 2.3% for the Lampung, Gallant and Grace facilities, respectively. The carrying value of the liability for derivative instruments was $8.7 million as of June 30, 2017. The effective portion of the changes in fair value of the interest rate swaps are recorded in other comprehensive income. Gain on derivative instruments for the three months ended June 30, 2017 was $0.2 million, a decrease of $0.1 million from $0.3 million for the three months ended June 30, 2016. Gain on derivative instruments for the three months ended June 30, 2017 related to the interest rate swaps for the Lampung, Gallant and Grace facilities, while the gain for the three months ended June 30, 2016 related to the interest rate swaps for the Lampung and Gallant facilities.

The Partnership's share of the joint ventures is accounted for using the equity method. As a result, the Partnership's share of the joint ventures' cash, restricted cash, outstanding debt, interest rate swaps and other balance sheet items are reflected net on the line "accumulated losses in joint ventures" on the consolidated balance sheet and are not included in the balance sheet figures disclosed above.

In August 2017, the Partnership drew $4.0 million on the revolving credit facility.

On August 14, 2017, the Partnership paid a cash distribution of $0.43 per unit with respect to the second quarter of 2017, equivalent to $1.72 per unit on an annualized basis. The total amount of the distribution was $14.4 million.

The Partnership filed claims for $0.2 million in the third quarter of 2017 for indemnification of the additional warranty cost for the Mooring for the three months ended June 30, 2017. In the third quarter of 2017, the Partnership was paid $1.1 million for warranty costs incurred as of June 30, 2017 based on claims filed for the second quarter of 2017 and earlier periods.

As discussed in the Outlook section below, the Partnership announced on August 24, 2017 its subsidiary had entered into a term-sheet to acquire an additional 23.5% interest in each of the joint ventures owning the Neptune and the GDF Suez Cape Ann and 23.5% of the related outstanding shareholder loans. The Partnership expects that it will finance the acquisition through raising equity, incurring debt or a combination of the two.

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Outlook

In the fourth quarter of 2017, the Höegh Gallant has 7 days of scheduled maintenance and will be offhire.

The Partnership’s wholly owned subsidiary, Höegh LNG Partners Operating LLC, has entered into a term-sheet to acquire from Mitsui O.S.K. Lines, Ltd. (“MOL”) 23.5% of the shares of each of SRV Joint Gas Ltd. and SRV Joint Gas Two Ltd. (the “joint ventures”) as well as 23.5% of the outstanding related shareholder loans from MOL aggregating $1.5 million (the “Acquisition”). Closing of the Acquisition is subject to the execution of a definitive purchase agreement as well as certain other documentation and final board approvals. The Partnership expects the Acquisition to close by September 30, 2017. The purchase price of the Acquisition is $27.3 million including the 23.5% of outstanding shareholder loans from MOL. The Partnership currently owns 50% of each joint venture. Following the transaction, MOL will continue to hold 25% of each joint venture. The Partnership has completed a preliminary assessment of the accounting to be applied that following the transaction. Based on this assessment, it expects to continue to account for the joint ventures using the equity method.

Pursuant to the contribution, purchase and sale agreement the Partnership entered into with Höegh LNG with respect to the acquisition of 51% of the ownership interests in the Höegh Grace entities, the Partnership has a right of first offer to purchase the remaining 49% interest.

Pursuant to the omnibus agreement that the Partnership entered into with Höegh LNG at the time of the initial public offering, Höegh LNG is obligated to offer to the Partnership any floating storage and regasification unit (“FSRU”) or LNG carrier operating under a charter of five or more years.

The Partnership has, or may in the future have, the opportunity to acquire the FSRUs listed below:

•	On May 26, 2015, Höegh LNG signed a contract with Penco LNG to provide an FSRU to service the Penco-Lirquén LNG import terminal to be located in Concepción Bay, Chile. The contract is for a period of 20 years and is subject to Penco LNG’s completing financing and obtaining necessary environmental approvals. In February 2017, Penco LNG informed Höegh LNG that the environmental approval had been temporarily halted by the legal system in Chile which is expected to delay permitting and completion of the infrastructure and the commencement of the FSRU contract.

•	On December 1, 2016, Höegh LNG signed an FSRU contract with Quantum Power Ghana Gas Limited (“Quantum Power”) for the Tema LNG import terminal located close to Accra in Ghana (“Tema LNG Project”). The contract is for a period of 20 years with a five year extension option for the charterer. The contract is subject to Quantum Power obtaining final governmental approval, financing and both parties’ board approval. A positive award of the final government approval will lead to a final investment decision for the infrastructure construction. The infrastructure construction for the project is also required to be completed prior to the delivery of the FSRU. Höegh LNG is expected to service the contract with the Höegh Giant (HHI Hull No. 2552) which was delivered from the shipyard on April 27, 2017.

•	On December 15, 2016, Höegh LNG signed an FSRU contract with Global Energy Infrastructure Limited (“GEI”) for GEI’s LNG import project in Port Qasim near Karachi, Pakistan. Time charter is for a period of 20 years with two five year extension options. GEI has a long-term LNG supply agreement with Qatargas and a consortium agreement that also includes Qatar Petroleum, ExxonMobil, Mitsubishi, Total and Höegh LNG, who will provide the infrastructure for the project subject to the final investment decision. The contract is subject to certain conditions and both parties’ board approval. The anticipated start of the FSRU contract is in the second half of 2018.

•	On July 18, 2017, Höegh LNG signed a memorandum of understanding with Qatar Gas Transport Company Ltd., known as Nakilat, with the aim of jointly developing new FSRU projects, where the LNG is sourced from Qatar. The structure is expected to be joint ventures to own and operate FSRUs for the joint projects.

Höegh LNG has three FSRUs on order. Pursuant to the terms of the omnibus agreement, the Partnership will have the right to purchase HHI Hull No. 2865, and HHI Hull No. 2909 and SHI Hull No.2220 (under a shipbuilding contract with Samsung Heavy Industries (“SHI”)) following acceptance by the respective charterer of the related FSRU, subject to reaching an agreement with Höegh LNG regarding the purchase price.

There can be no assurance that the Partnership will purchase any of these additional FSRUs.

Depending on the ultimate timing of the start of projects, allocations of the hulls to projects is subject to change.

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Finally, although the Partnership’s option to purchase Höegh LNG’s interests in the FSRU Independence pursuant to the omnibus agreement has expired, the Partnership expects that Höegh LNG would offer the opportunity to purchase such interests in the event it receives the consent of the charterer of the Independence, AB Klapipedòs Nafta (“ABKN”). On December 5, 2014, the Independence began operating under its time charter with ABKN. The Partnership and Höegh LNG continue to pursue, but have not received ABKN’s consent to the acquisition of the Independence by the Partnership. The Independence is located in the port of Klaipeda and provides Lithuania with the ability to diversify its gas supply by giving it access to the world market for LNG. The Independence is moored adjacent to a purpose-built jetty connected to a pipeline connecting to the existing grid in Lithuania.

There can be no assurance that the Partnership will acquire the 23.5% interest in the joint ventures that own the Neptune and the GDF Suez Cape Ann from MOL. There can be no assurance that the Partnership will acquire the remaining 49% interest in the Höegh Grace entities or any vessels from Höegh LNG or of the terms upon which any such acquisition may be made.

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Presentation of Second Quarter 2017 Results

A presentation will be held today, Thursday, August 24, 2017, at 8:30 A.M. (EST) to discuss financial results for the second quarter of 2017. The results and presentation material will be available for download at http://www.hoeghlngpartners.com.

The presentation will be immediately followed by a Q&A session. Participants will be able to join this presentation using the following details:

a. Webcast

https://www.webcaster4.com/Webcast/Page/942/22367

b. Teleconference

International call:	+1-412-542-4123
US Toll Free call:	+1-855-239-1375
Canada Toll Free call:	+1-855-669-9657

Participants should ask to be joined into the Höegh LNG Partners LP call.

There will be a Q&A session after the presentation. Information on how to ask questions will be given at the beginning of the Q&A session.

For those unable to participate in the conference call, a replay will be available from one hour after the end of the conference call until August 31, 2017.

The replay dial-in numbers are as follows:

International call:	+1-412-317-0088
US Toll Free call:	+1-877-344-7529
Canada Toll Free call:	+1-855-669-9658
Replay passcode:	10111676

Financial Results on Form 6-K

The Partnership has filed a Form 6-K with detailed information on the Partnership’s results of operations for the three months ended June 30, 2017 with the SEC that contains “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and unaudited condensed interim consolidated and combined financial statements. The Form 6-K can be viewed on the SEC’s website: http://www.sec.gov and at HMLP’s website: http://www.hoeghlngpartners.com

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FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements concerning future events and the Partnership’s operations, performance and financial condition. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain the words "believe," "anticipate," "expect," "estimate," "project," "future," "will be," "will continue," "will likely result," "plan," "intend" or words or phrases of similar meanings. These statements involve known and unknown risks and are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the Partnership's control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that could cause actual results to differ materially include, but are not limited to:

•	FSRU and LNG carrier market trends, including hire rates and factors affecting supply and demand;

•	the Partnership’s anticipated growth strategies;

•	the Partnership’s anticipated receipt of dividends and repayment of indebtedness from joint ventures;

•	the effects of volatility in global prices for crude oil and natural gas;

•	the effect of the worldwide economic environment;

•	turmoil in the global financial markets;

•	fluctuations in currencies and interest rates;

•	general market conditions, including fluctuations in hire rates and vessel values;

•	changes in the Partnership’s operating expenses, including drydocking and insurance costs;

•	the Partnership’s ability to make or increase cash distributions on its units and the amount of any such distributions;

•	the Partnership’s ability to comply with financing agreements and the expected effect of restrictions and covenants in such agreements;

•	the future financial condition of the Partnership’s existing or future customers;

•	the Partnership’s ability to make additional borrowings and to access public equity and debt capital markets;

•	planned capital expenditures and availability of capital resources to fund capital expenditures;

•	the exercise of purchase options by customers;

•	the Partnership’s ability to maintain long-term relationships with customers;

•	the Partnership’s ability to leverage Höegh LNG's relationships and reputation in the shipping industry;

•	the Partnership’s ability to consummate the acquisition of the 23.5% interest in the joint ventures that own the Neptune and the GDF Suez Cape Ann from MOL which depends on, but is not limited to, the execution of a definitive purchase agreement and other definitive documentation and receipt of board approvals for the Acquisition; the timing of the Acquisition and the satisfaction of the conditions to closing thereof; the Partnership's ability to finance the acquisition;
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•	the Partnership’s ability to purchase the 49% interest in the Höegh Grace entities or additional vessels from Höegh LNG in the future;

•	the Partnership’s ability to integrate and realize the anticipated benefits from the acquisition of the 51% interest in the Höegh Grace entities;

•	the Partnership’s continued ability to enter into long-term, fixed-rate charters;

•	the operating performance of the Partnership’s vessels and any related claims by charterers;

•	the Partnership’s ability to maximize the use of its vessels, including the redeployment or disposition of vessels no longer under long-term charters;

•	expected pursuit of strategic opportunities, including the acquisition of vessels;

•	the Partnership’s ability to compete successfully for future chartering and newbuilding opportunities;

•	timely acceptance of the Partnership’s vessels by its charterers;

•	termination dates and extensions of charters;

•	the cost of, and the Partnership’s ability to comply with, governmental regulations and maritime self-regulatory organization standards, as well as standard regulations imposed by its charterers applicable to its business;

•	demand in the FSRU sector or the LNG shipping sector in general and the demand for the Partnership’s vessels in particular;

•	availability of skilled labor, vessel crews and management;

•	the Partnership’s incremental general and administrative expenses as a publicly traded limited partnership and its fees and expenses payable under its ship management agreements, the technical information and services agreement and the administrative services agreements;

•	the anticipated taxation of the Partnership and distributions to its unitholders;

•	estimated future maintenance and replacement capital expenditures;

•	the Partnership’s ability to retain key employees;

•	customers' increasing emphasis on environmental and safety concerns;

•	potential liability from any pending or future litigation;

•	potential disruption of shipping routes due to accidents, political events, piracy or acts by terrorists;

•	future sales of common units in the public market;

•	the Partnership’s business strategy and other plans and objectives for future operations;

•	the Partnership’s ability to successfully remediate any material weaknesses in its internal control over financial reporting and its disclosure controls and procedures; and

•	other factors listed from time to time in the reports and other documents that the Partnership files with the SEC, including the Partnership’s Annual Report on Form 20-F for the year ended December 31, 2016 and subsequent quarterly reports on Form 6-K.

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All forward-looking statements included in this press release are made only as of the date of this press release. New factors emerge from time to time, and it is not possible for the Partnership to predict all of these factors. Further, the Partnership cannot assess the impact of each such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward-looking statement. The Partnership does not intend to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with respect thereto or any change in events, conditions or circumstances on which any such statement is based.

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
STATEMENTS OF INCOME

(in thousands of U.S. dollars, except per unit amounts)

	Three months ended		Six months ended
	June 30,		June 30,
	2017	2016	2017	2016
REVENUES
Time charter revenues	$35,024	22,785	70,101	$44,454
Total revenues	35,024	22,785	70,101	44,454
OPERATING EXPENSES
Vessel operating expenses	(5,628)	(4,252)	(11,805)	(8,034)
Construction contract expenses	(151)	(315)	(151)	(315)
Administrative expenses	(2,465)	(2,395)	(5,222)	(4,700)
Depreciation and amortization	(5,263)	(2,636)	(10,526)	(5,265)
Total operating expenses	(13,507)	(9,598)	(27,704)	(18,314)
Equity in earnings (losses) of joint ventures	1,551	(1,866)	6,360	(8,575)
Operating income (loss)	23,068	11,321	48,757	17,565
FINANCIAL INCOME (EXPENSE), NET
Interest income	113	232	243	505
Interest expense	(7,752)	(6,354)	(15,488)	(12,760)
Gain (loss) on derivative instruments	247	326	910	662
Other items, net	(1,422)	(962)	(2,224)	(2,001)
Total financial income (expense), net	(8,814)	(6,758)	(16,559)	(13,594)
Income (loss) before tax	14,254	4,563	32,198	3,971
Income tax expense	(2,042)	(501)	(3,797)	(949)
Net income (loss)	$12,212	4,062	28,401	$3,022
Non-controlling interest in net income	2,812	—	5,556	—
Partners’ interest in net income (loss)	$9,400	4,062	22,845	$3,022

Earnings per unit
Common unit public (basic and diluted)	$0.28	$0.15	$0.68	$0.11
Common unit Höegh LNG (basic and diluted)	$0.30	$0.16	$0.71	$0.12
Subordinated unit (basic and diluted)	$0.30	$0.16	$0.71	$0.12

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED INTERIM CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2017	2016
ASSETS
Current assets
Cash and cash equivalents	$15,452	$18,915
Restricted cash	11,918	8,055
Trade receivables	6,719	2,088
Amounts due from affiliates	4,169	4,237
Advances to joint ventures	4,623	6,275
Inventory	666	697
Current portion of net investment in direct financing lease	3,642	3,485
Prepaid expenses and other receivables	840	609
Total current assets	48,029	44,361
Long-term assets
Restricted cash	14,076	14,154
Cash designated for acquisition	—	91,768
Vessels, net of accumulated depreciation	689,241	342,591
Other equipment	597	592
Intangibles and goodwill	26,200	16,241
Advances to joint ventures	—	943
Net investment in direct financing lease	284,765	286,626
Long-term deferred tax asset	72	791
Other long-term assets	10,633	12,400
Total long-term assets	1,025,584	766,106
Total assets	$1,073,613	$810,467

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
BALANCE SHEETS

(in thousands of U.S. dollars)

	As of
	June 30,	December 31,
	2017	2016
LIABILITIES AND EQUITY
Current liabilities
Current portion of long-term debt	$45,458	$32,208
Trade payables	283	972
Amounts due to owners and affiliates	615	1,374
Value added and withholding tax liability	1,082	796
Derivative instruments	3,825	3,534
Accrued liabilities and other payables	19,289	18,932
Total current liabilities	70,552	57,816
Long-term liabilities
Accumulated losses of joint ventures	19,526	25,886
Long-term debt	457,169	300,440
Revolving credit and seller’s credit due to owners and affiliates	54,705	43,005
Derivative instruments	4,842	3,511
Long-term tax liability	2,452	2,228
Long-term deferred tax liability	2,766	1,556
Other long-term liabilities	10,485	11,235
Total long-term liabilities	551,945	387,861
Total liabilities	622,497	445,677
EQUITY
Common units public	318,439	321,091
Common units Höegh LNG	6,689	6,849
Subordinated units	41,591	42,586
Accumulated other comprehensive income (loss)	(5,785)	(5,736)
Total partners' capital	360,934	364,790
Non-controlling interest	90,182	—
Total equity	451,116	364,790
Total liabilities and equity	$1,073,613	$810,467

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HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2017	2016
OPERATING ACTIVITIES
Net income (loss)	$12,212	$4,062
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation and amortization	5,263	2,636
Equity in losses (earnings) of joint ventures	(1,551)	1,866
Changes in accrued interest income on advances to joint ventures	1,398	(138)
Amortization of deferred debt issuance cost and fair value of debt assumed	210	520
Amortization in revenue for above market contract	906	598
Changes in accrued interest expense	93	(273)
Net currency exchange losses (gains)	787	23
Unrealized loss (gain) on derivative instruments	(247)	(327)
Non-cash revenue: tax paid directly by charterer	(432)	—
Non-cash income tax expense: tax paid directly by charterer	432	—
Deferred tax expense and uncertain tax position	924	470
Issuance of units for Board of Directors' fees	189	189
Other adjustments	150	38
Changes in working capital:	—	—
Restricted cash	(3,078)	(453)
Trade receivables	182	(22)
Inventory	17	16
Prepaid expenses and other receivables	690	284
Trade payables	(625)	(395)
Amounts due to owners and affiliates	(2,437)	(3,393)
Value added and withholding tax liability	652	1595
Accrued liabilities and other payables	(558)	197
Net cash provided by (used in) operating activities	15,178	7,493

INVESTING ACTIVITIES
Expenditure for purchase of Höegh Grace entities	(407)	—
Cash acquired in the purchase of the Höegh Grace entities	—	—
Decrease in restricted cash designated for purchase of the Höegh Grace entities	—	—
Expenditure for vessel and other equipment	(8)	(317)
Receipts from repayment of principal on advances to joint ventures	—	2,316
Receipts from repayment of principal on direct financing lease	861	789
Net cash provided by (used in) investing activities	$446	$2,788

13

HÖEGH LNG PARTNERS LP

UNAUDITED CONDENSED CONSOLIDATED
STATEMENT OF CASH FLOWS

(in thousands of U.S. dollars)

	Three months ended June 30,
	2017	2016
FINANCING ACTIVITIES
Proceeds from loans and promissory notes due to owners and affiliates	$10,100	$—
Repayment of long-term debt	(11,364)	(8,053)
Repayment of customer loan for funding of value added liability on import	—	—
Payment of debt issuance cost	—	5
Cash distributions to unitholders	(14,438)	(10,967)
Cash distributions to non-controlling interest	(3,920)	—
Proceeds from indemnifications received from Höegh LNG	605	292
(Increase) decrease in restricted cash	78	157
Net cash provided by (used in) financing activities	(18,939)	(18,566)

Increase (decrease) in cash and cash equivalents	(3,315)	(8,285)
Cash and cash equivalents, beginning of period	18,767	26,291
Cash and cash equivalents, end of period	$15,452	$18,006

14

HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2017 AND 2016

(in thousands of U.S. dollars)

Segment information

There are two operating segments. The segment profit measure is Segment EBITDA, which is defined as earnings before interest, taxes, depreciation, amortization and other financial items (gains and losses on derivative instruments and other items, net) less the non-controlling interest in Segment EBITDA. Segment EBITDA is reconciled to operating income and net income in the segment presentation below. The two segments are “Majority held FSRUs” and “Joint venture FSRUs.” In addition, unallocated corporate costs that are considered to benefit the entire organization, interest income from advances to joint ventures and interest expense related to the seller’s credit note and the outstanding balance on the $85 million revolving credit facility are included in “Other.”

For the three months ended June 30, 2017, Majority held FSRUs includes the direct financing lease related to the PGN FSRU Lampung, the operating leases related to the Höegh Gallant and the Höegh Grace. For the three months ended June 30, 2016, Majority held FSRUs includes only the direct financing lease related to the PGN FSRU Lampung and the operating lease related to the Höegh Gallant.

As of June 30, 2017 and 2016, Joint Venture FSRUs include two 50% owned FSRUs, the Neptune and the GDF Suez Cape Ann, that operate under long term time charters with one charterer.

The accounting policies applied to the segments are the same as those applied in the financial statements, except that i) Joint venture FSRUs are presented under the proportional consolidation method for the segment note to the Partnership’s financial statements and in the tables below, and under equity accounting for the consolidated financial statements and ii) non-controlling interest in Segment EBITDA is subtracted in the segment note and the tables below to reflect the Partnership’s interest in Segment EBITDA as the Partnership’s segment profit measure, Segment EBITDA. Under the proportional consolidation method, 50% of the Joint venture FSRUs’ revenues, expenses and assets are reflected in the segment note. Management monitors the results of operations of joint ventures under the proportional consolidation method and not the equity method of accounting. On January 1, 2017, the Partnership began consolidating its acquired 51% interest in the Höegh Grace entities. Since the Partnership obtained control of the Höegh Grace entities, it consolidates 100% of the revenues, expenses, assets and liabilities of the Höegh Grace entities and the interest not owned by the Partnership is reflected as non-controlling interest in net income and non-controlling interest in total equity under US GAAP. Management monitors the results of operations of the Höegh Grace entities based on the Partnership’s 51% interest in Segment EBITDA of such entities and, therefore, subtracts the non-controlling interest in Segment EBITDA to present Segment EBITDA. The adjustment to non-controlling interest in Segment EBITDA is reversed to reconcile to operating income and net income in the segment presentation below. The following tables include the results for the segments for the three months ended June 30, 2017 and 2016.

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2017

(in thousands of U.S. dollars)

	Three months ended June 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations		reporting
Time charter revenues	$35,024	10,225	—	45,249	(10,225)	(1)	$35,024
Total revenues	35,024	10,225	—	45,249			35,024
Operating expenses	(6,693)	(1,984)	(1,400)	(10,077)	1,984	(1)	(8,093)
Construction contract expenses	(151)	—	—	(151)			(151)
Equity in earnings (losses) of joint ventures	—	—	—	—	1,551	(1)	1,551
Less: Non-controlling interest in Segment EBITDA	(5,423)	—	—	(5,423)	5,423	(2)	—
Segment EBITDA	22,757	8,241	(1,400)	29,598
Add: Non-controlling interest in Segment EBITDA	5,423	—	—	5,423	(5,423)	(2)	—
Depreciation and amortization	(5,263)	(2,476)	—	(7,739)	2,476	(1)	(5,263)
Operating income (loss)	22,917	5,765	(1,400)	27,282			23,068
Gain (loss) on derivative instruments	247	(785)	—	(538)	785	(1)	247
Other financial income (expense), net	(8,028)	(3,429)	(1,033)	(12,490)	3,429	(1)	(9,061)
Income (loss) before tax	15,136	1,551	(2,433)	14,254	—		14,254
Income tax expense	(2,042)	—	—	(2,042)	—		(2,042)
Net income (loss)	$13,094	1,551	(2,433)	12,212	—		$12,212
Non-controlling interest in net income	2,812	—	—	2,812			2,812
Partners’ interest in net income (loss)	$10,282	1,551	(2,433)	9,400	—		$9,400

(1)	Eliminations reverse each of the income statement line items of the proportional amounts for Joint venture FSRUs and record the Partnership's share of the Joint venture FSRUs net income (loss) to Equity in earnings (loss) of joint ventures.

(2)	Eliminations reverse the adjustment to Non-controlling interest in Segment EBITDA included for Segment EBITDA and the adjustment to reverse the Non-controlling interest in Segment EBITDA to reconcile to operating income and net income.

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HÖEGH LNG PARTNERS LP

UNAUDITED SEGMENT INFORMATION FOR THE QUARTER ENDED JUNE 30, 2016

(in thousands of U.S. dollars)

	Three months ended June 30, 2016
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment		Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations (1)	reporting
Time charter revenues	$22,785	10,379	—	33,164	(10,379)	$22,785
Total revenues	22,785	10,379	—	33,164		33,164
Operating expenses	(5,123)	(1,908)	(1,524)	(8,555)	1,908	(6,647)
Construction contract expenses	(315)	—	—	(315)		(315)
Equity in earnings (losses) of joint ventures	—	—	—	—	(1,866)	(1,866)
Segment EBITDA	17,347	8,471	(1,524)	24,294
Depreciation and amortization	(2,636)	(2,376)	—	(5,012)	2,376	(2,636)
Operating income (loss)	14,711	6,095	(1,524)	19,282		19,282
Gain (loss) on derivative instruments	326	(4,174)	—	(3,848)	4,174	326
Other financial income (expense), net	(6,048)	(3,787)	(1,036)	(10,871)	3,787	(7,084)
Income (loss) before tax	8,989	(1,866)	(2,560)	4,563	—	4,563
Income tax expense	(500)	—	(1)	(501)	—	(501)
Net income (loss)	$8,489	(1,866)	(2,561)	4,062	—	$4,062

(1)	Eliminations reverse each of the income statement line items of the proportional consolidation amounts for Joint venture FSRUs and record the Partnership’s share of the Joint venture FSRUs’ net income (loss) to Equity in earnings (loss) of joint ventures.

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HÖEGH LNG PARTNERS LP

UNAUDITED SCHEDULE OF FINANCIAL INCOME AND EXPENSE

(in thousands of U.S. dollars)

The following table includes the financial income (expense), net for the three months ended June 30, 2017 and 2016.

	Three months ended
	June 30,
(in thousands of U.S. dollars)	2017	2016
Interest income	$113	$232
Interest expense:
Interest expense	(7,301)	(5,533)
Commitment fees	(241)	(301)
Amortization of debt issuance cost and fair value of debt assumed	(210)	(520)
Total interest expense	(7,752)	(6,354)
Gain (loss) on derivative instruments	247	326
Other items, net:
Unrealized foreign exchange gain (loss)	(804)	(18)
Realized foreign exchange gain (loss)	(7)	(10)
Bank charges, fees and other	(29)	(11)
Withholding tax on interest expense and other	(582)	(923)
Total other items, net	(1,422)	(962)
Total financial income (expense), net	$(8,814)	$(6,758)

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Appendix A: Segment EBITDA

Non-GAAP Financial Measure

Segment EBITDA. EBITDA is defined as earnings before interest, depreciation and amortization and taxes. Segment EBITDA is defined as earnings before interest, depreciation and amortization, taxes and other financial items less non-controlling interest in Segment EBITDA. Other financial items consist of gains and losses on derivative instruments and other items, net (including foreign exchange gains and losses and withholding tax on interest expenses). Segment EBITDA is used as a supplemental financial measure by management and external users of financial statements, such as the Partnership's lenders, to assess its financial and operating performance. The Partnership believes that Segment EBITDA assists its management and investors by increasing the comparability of its performance from period to period and against the performance of other companies in the industry that provide Segment EBITDA information. This increased comparability is achieved by excluding the potentially disparate effects between periods or companies of interest, other financial items, depreciation and amortization and taxes, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. The Partnership believes that including Segment EBITDA as a financial and operating measure benefits investors in (a) selecting between investing in it and other investment alternatives and (b) monitoring its ongoing financial and operational strength in assessing whether to continue to hold common units. Segment EBITDA is a non-GAAP financial measure and should not be considered as an alternative to net income, operating income or any other measure of financial performance presented in accordance with U.S. GAAP. Segment EBITDA excludes some, but not all, items that affect net income, and these measures may vary among other companies. Therefore, Segment EBITDA as presented below may not be comparable to similarly titled measures of other companies. The following tables reconcile Segment EBITDA for each of the segments and the Partnership as a whole to net income (loss), the comparable U.S. GAAP financial measure, for the periods presented:

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	Three months ended June 30, 2017
		Joint venture
	Majority	FSRUs		Total
	held	(proportional		Segment			Consolidated
(in thousands of U.S. dollars)	FSRUs	consolidation)	Other	reporting	Eliminations(1)		reporting
Reconciliation to net income (loss)
Net income (loss)	$13,094	1,551	(2,433)	12,212			$12,212 (3)
Interest income	—	(13)	(113)	(126)	13	(4)	(113)
Interest expense	6,615	3,442	1,137	11,194	(3,442)	(4)	7,752
Depreciation and amortization	5,263	2,476	—	7,739	(2,476)	(5)	5,263
Other financial items (2)	1,166	785	9	1,960	(785)	(6)	1,175
Income tax (benefit) expense	2,042	—	—	2,042			2,042
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,429	(4)	3,429
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,476	(5)	2,476
Equity in earnings of JVs: Other financial items (2)	—	—	—	—	785	(6)	785
Non-controlling interest in Segment EBITDA	(5,423)	—	—	(5,423)			(5,423)
Segment EBITDA	$22,757	8,241	(1,400)	29,598			$29,598

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs’ net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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	Three months ended June 30, 2016

		Joint venture
	Majority	FSRUs		Total
(in thousands of U.S. dollars)	held FSRUs	(proportional consolidation)	Other	Segment reporting	Eliminations(1)		Consolidated reporting
Reconciliation to net income (loss)
Net income (loss)	$8,489	(1,866)	(2,561)	4,062			$4,062	(3)
Interest income	—	—	(232)	(232)	—	(4)	(232)
Interest expense	5,102	3,787	1,252	10,141	(3,787)	(4)	6,354
Depreciation and amortization	2,636	2,376	—	5,012	(2,376)	(5)	2,636
Other financial items(2)	620	4,174	16	4,810	(4,174)	(6)	636
Income tax (benefit) expense	500	—	1	501			501
Equity in earnings of JVs: Interest (income) expense, net	—	—	—	—	3,787	(4)	3,787
Equity in earnings of JVs: Depreciation and amortization	—	—	—	—	2,376	(5)	2,376
Equity in earnings of JVs: Other financial items(2)	—	—	—	—	4,174	(6)	4,174
Segment EBITDA	$17,347	8,471	(1,524)	24,294			$24,294

(1)	Eliminations reverse each of the income statement reconciling line items of the proportional amounts for Joint venture FSRUs that are reflected in the consolidated net income for the Partnership's share of the Joint venture FSRUs’ net income (loss) on the Equity in earnings (loss) of joint ventures line item in the consolidated income statement. Separate adjustments from the consolidated net income to Segment EBITDA for the Partnership's share of the Joint venture FSRUs are included in the reconciliation lines starting with “Equity in earnings of JVs.”

(2)	Other financial items consist of gains and losses on derivative instruments and other items, net including foreign exchange gains or losses and withholding tax on interest expense.

(3)	There is no adjustment between net income for Total Segment reporting and the Consolidated reporting because the net income under the proportional consolidation and equity method of accounting is the same.

(4)	Interest income and interest expense for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the interest income and interest expense in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Interest (income) expense for the Consolidated reporting.

(5)	Depreciation and amortization for the Joint venture FSRUs is eliminated from the Total Segment reporting to agree to the depreciation and amortization in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Depreciation and amortization for the Consolidated reporting.

(6)	Other financial items for the Joint venture FSRUs is eliminated from the Segment reporting to agree to the Other financial items in the Consolidated reporting and reflected as a separate adjustment to the equity accounting on the line Equity in earnings of JVs: Other financial items for the Consolidated reporting.

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Appendix B: Distributable Cash Flow

Distributable cash flow represents Segment EBITDA adjusted for cash collections on principal payments on the direct financing lease, amortization in revenues for above market contracts less non-controlling interest in amortization in revenues for above market contracts, non-cash revenue: tax paid directly by charterer less non-controlling interest: non-cash revenue, amortization of deferred revenues for the joint ventures, interest income, interest expense less amortization of debt issuance cost and fair value of debt assumed, other items (net), unrealized foreign exchange losses (gains), current income tax expense, net of uncertain tax position less non-cash income tax: tax paid directly by charterer, non-controlling interest in finance and tax items and other adjustments including indemnification paid by Höegh LNG for non-budgeted expenses and losses and estimated maintenance and replacement capital expenditures. Cash collections on the direct financing lease investment with respect to the PGN FSRU Lampung consist of the difference between the payments under time charter and the revenues recognized as a financing lease (representing the payment of the principal recorded as a receivable). Amortization in revenues for above market contracts consist of the non-cash amortization of the intangible for the above market time charter contract related to the acquisitions of the Höegh Gallant and Höegh Grace. Amortization of deferred revenues for the joint ventures accounted for under the equity method consist of non-cash amortization to revenues of charterer payments for modifications and drydocking to the vessels. Non-cash revenue: tax paid directly by charterer and non-cash income tax: tax paid directly by charterer consists of certain taxes paid by the charterer directly to the Colombian tax authorities on behalf of the Partnership’s subsidiaries which is recorded as a component of time charter revenues and current income tax expenses. Estimated maintenance and replacement capital expenditures, including estimated expenditures for drydocking, represent capital expenditures required to maintain over the long-term the operating capacity of, or the revenue generated by, the Partnership's capital assets.

Distributable cash flow is presented starting with Segment EBITDA taken from the total segment reporting using the proportional consolidation method for the Partnership's 50% interests in the joint ventures as shown in Appendix A. Therefore, the adjustments to Segment EBITDA include the Partnership's share of the joint venture's adjustments. The Partnership believes distributable cash flow is an important liquidity measure used by management and investors in publicly traded partnerships to compare cash generating performance of the Partnership’ cash generating assets from period to period by adjusting for cash and non-cash items that could potentially have a disparate effect between periods, and to compare the cash generating performance for specific periods to the cash distributions (if any) that are expected to be paid to unitholders. The Partnership also believes distributable cash flow benefits investors in comparing its cash generating performance to other companies that account for time charters as operating leases rather than financial leases, or that do not have non-cash amortization of intangibles or deferred revenue. Distributable cash flow is a non-GAAP liquidity measure and should not be considered as an alternative to net cash provided by operating activities, or any other measure of the Partnership's liquidity or cash flows calculated in accordance with GAAP. Distributable cash flow excludes some, but not all, items that affect net cash provided by operating activities and the measures may vary among companies. For example, distributable cash flow does not reflect changes in working capital balances. Distributable cash flow also includes some items that do not affect net cash provided by operating activities. Therefore, distributable cash flow may not be comparable to similarly titled measures of other companies. Distributable cash flow is not the same measure as available cash or operating surplus, both of which are defined by the Partnership's partnership agreement. The first table below reconciles distributable cash flow to Segment EBITDA, which is reconciled to net income, the most directly comparable GAAP measure for Segment EBITDA, in Appendix A. Refer to Appendix A for the definition of Segment EBITDA. The second table below reconciles distributable cash flow to net cash provided by operating activities, the most directly comparable GAAP measures for liquidity.

22

Three months ended
(in thousands of U.S. dollars)	June 30, 2017
Segment EBITDA	$29,598
Cash collection/Principal payment on direct financing lease	861
Amortization in revenues for above market contracts	906
Non-controlling interest: amortization of above market contract	(151)
Non-cash revenue: tax paid directly by charterer	(432)
Non-controlling interest: Non-cash revenue	212
Equity in earnings of JVs: Amortization of deferred revenue	(563)
Interest income (1)	126
Interest expense (1)	(11,194)
Amortization of debt issuance cost (1) and fair value of debt assumed	254
Other items, net (1)	(1,421)
Unrealized foreign exchange losses (gains)	803
Current income tax expense, net of uncertain tax position	(1,127)
Non-cash income tax: tax paid directly by charter	432
Non-controlling interest: finance and tax items	1,305
Other adjustments:
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	151
Estimated maintenance and replacement capital expenditures	(4,520)
Distributable cash flow	$15,240

(1)	The Partnership's interest in the joint ventures' interest income, interest expense and amortization of debt issuance cost is $13, $3,441 and $45 respectively.

23

Three months ended
(in thousands of U.S. dollars)	June 30, 2017
Distributable cash flow	$15,240
Indemnification paid by Höegh LNG after quarter end for non-budgeted expenses & losses	(151)
Estimated maintenance and replacement capital expenditures	4,520
Non-controlling interest in Segment EBITDA	5,423
Non-controlling interest: amortization of above market contract	151
Non-controlling interest: finance and tax items	(1,305)
Non-controlling interest: non-cash revenue	(212)
Equity in earnings of JVs: Amortization of deferred revenue	563
Equity in earnings of JVs: Amortization of debt issuance cost	(45)
Equity in earnings of JVs: Depreciation and amortization	(2,476)
Equity in earnings of JVs: Gain (loss) on derivative instruments	(785)
Equity in losses (earnings) of joint ventures	(1,551)
Cash collection/Principal payment on direct financing lease	(861)
Changes in accrued interest expense and interest income on advances to joint ventures	1,491
Other adjustments	333
Changes in working capital	(5,157)
Net cash provided by (used in) operating activities	$15,178

Media contact:
Richard Tyrrell
Chief Executive Officer and Chief Financial Officer
+44 7919 058830
www.hoeghlngpartners.com

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